SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OCCAM NETWORKS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67457P101

(CUSIP Number)

John Geschke

General Counsel

Norwest Venture Partners

525 University Avenue

Palo Alto, CA  94301

(650) 321-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67457P101		13D

1.	Name of Reporting Persons Norwest Venture Partners VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0 (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.0%

14.	Type of Reporting Person (See Instructions) PN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   The shares were disposed of in the transactions undertaken pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and between Occam Networks, Inc. and Calix, Inc. and certain subsidiaries of Calix, Inc. pursuant to which each such share of Occam Networks, Inc. Common Stock was exchanged for $3.8337 in cash and .2925 shares of Calix, Inc. Common Stock.

CUSIP No. 67457P101		13D

1.	Name of Reporting Persons NVP Entrepreneurs Fund VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0 (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.0%

14.	Type of Reporting Person (See Instructions) PN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   The shares were disposed of in the transactions undertaken pursuant to the Merger Agreement by and between Occam Networks, Inc. and Calix, Inc. and certain subsidiaries of Calix, Inc. pursuant to which each such share of Occam Networks, Inc. Common Stock was exchanged for $3.8337 in cash and .2925 shares of Calix, Inc. Common Stock.

CUSIP No. 67457P101		13D

1.	Name of Reporting Persons Itasca VC Partners VIII, LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0 (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.0%

14.	Type of Reporting Person (See Instructions) PN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   The shares were disposed of in the transactions undertaken pursuant to the Merger Agreement by and between Occam Networks, Inc. and Calix, Inc. and certain subsidiaries of Calix, Inc. pursuant to which each such share of Occam Networks, Inc. Common Stock was exchanged for $3.8337 in cash and .2925 shares of Calix, Inc. Common Stock.

CUSIP No. 67457P101		13D

1.	Name of Reporting Persons George J. Still, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0 (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.0%

14.	Type of Reporting Person (See Instructions) IN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   The shares were disposed of in the transactions undertaken pursuant to the Merger Agreement by and between Occam Networks, Inc. and Calix, Inc. and certain subsidiaries of Calix, Inc. pursuant to which each such share of Occam Networks, Inc. Common Stock was exchanged for $3.8337 in cash and .2925 shares of Calix, Inc. Common Stock.

CUSIP No. 67457P101		13D

1.	Name of Reporting Persons Promod Haque

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 0 (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 0 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.0%

14.	Type of Reporting Person (See Instructions) IN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   The shares were disposed of in the transactions undertaken pursuant to the Merger Agreement by and between Occam Networks, Inc. and Calix, Inc. and certain subsidiaries of Calix, Inc. pursuant to which each such share of Occam Networks, Inc. Common Stock was exchanged for $3.8337 in cash and .2925 shares of Calix, Inc. Common Stock.

CUSIP No. 67457P101		13D

1.	Name of Reporting Persons Robert B. Abbott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (2)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0 (2)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 0.0%

14.	Type of Reporting Person (See Instructions) IN

(1)   This statement on Schedule 13D is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)   52,978 shares were disposed of in the transactions undertaken pursuant to the Merger Agreement by and between Occam Networks, Inc. and Calix, Inc. and certain subsidiaries of Calix, Inc. pursuant to which each such share of Occam Networks, Inc. Common Stock was exchanged for $3.8337 in cash and .2925 shares of Calix, Inc. Common Stock.  Options to purchase 250 shares were cancelled in exchange for the right to receive cash-out consideration pursuant to the Merger Agreement in an amount equal to $9.5962 less the $2.80 exercise price per share.  Options to purchase 1,000 shares which were “out of the money” were cancelled for no consideration.

Introductory Note: This statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) is being filed on behalf of Norwest Venture Partners VIII, L.P., a limited partnership organized under the laws of the State of Delaware, NVP Entrepreneurs Fund VIII, L.P., a limited partnership organized under the laws of the State of Delaware (collectively, the “Norwest Entities”), Itasca VC Partners VIII, LLP, a limited liability partnership organized under the State of Delaware, and Messrs. George J. Still, Jr., Promod Haque and Robert B. Abbott (collectively with the Norwest Entities, the “Reporting Persons”) in respect of shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Occam Networks, Inc. (the “Issuer”).

Item 1.           Security and Issuer.

This statement relates to shares of Common Stock, $0.0001 par value, of Occam Networks, Inc. having its principal executive office at 6868 Cortona Drive, Santa Barbara, California 93117.

Item 2.                                   Identity and Background.

(a)                                  The name of the reporting persons are Norwest Venture Partners VIII, L.P. (“NVP VIII”), NVP Entrepreneurs Fund VIII, L.P. (“NVP Entrepreneurs”), and Itasca VC Partners VIII, LLP (“Itasca VIII”), Messrs. George J. Still, Jr. (“Still”), Promod Haque (“Haque”) and Robert B. Abbott (“Abbott”).  A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit 1.  NVP VIII and NVP Entrepreneurs are limited partnerships organized under the laws of the State of Delaware.  Itasca VIII is a limited liability partnership organized under the laws of the State of Delaware.  Messrs. Still and Haque are managing partners of Itasca VIII, the general partner of the Norwest Entities.  Mr. Abbott is a non managing partner of Itasca VIII .

(b)                                 The business address for NVP VIII, NVP Entrepreneurs, Itasca VIII, Still, Haque and Abbott is 525 University Avenue, Suite 800, Palo Alto, CA  94301.

(c)                                  Messrs. Still and Haque are managing partners of Itasca VIII, the general partner of the Norwest Entities.  Mr. Abbott is a non managing partner of Itasca VIII.  The principal business for each of the forgoing reporting persons is the venture capital investment business.

(d)                                 During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    NVP VIII and NVP Entrepreneurs are limited partnerships organized under the laws of the State of Delaware.  Itasca VIII is a limited liability partnership organized under the laws of the State of Delaware.  Messrs. Still, Haque and Abbott are citizens of the USA.

Item 3. Source and Amount of Funds or Other Consideration.

The shares held by the Norwest Entities prior to this disposition were acquired in a series of private placements which were completed between January 2001 and January 2005.  No part of the purchase price of the shares held by the Norwest Entities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.  The shares and options to acquire shares held by Abbott prior to this disposition were issued and/or granted to him in connection with his service as a member of the

Issuer’s Board of Directors.

Item 4.                                   Purpose of Transaction.

The shares were disposed of in the transactions undertaken pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) by and between Occam Networks, Inc. and Calix, Inc. and certain subsidiaries of Calix, Inc. pursuant to which each such share of Occam Networks, Inc. Common Stock was exchanged for $3.8337 in cash and .2925 shares of Calix, Inc. Common Stock.  Options to purchase 250 shares held by Abbott were cancelled in exchange for the right to receive cash-out consideration pursuant to the Merger Agreement in an amount equal to $9.5962 less the $2.80 exercise price per share.  Options to purchase 1,000 shares held by Abbott which were “out of the money” were cancelled for no consideration.

Item 5 (a) and (b).   Interest in Securities of the Issuer.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of February 22, 2011:

Norwest Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
Norwest Venture Partners VIII, L.P.	0	0	0	0	0	0	0%
NVP Entrepreneurs Fund VIII, L.P.	0	0	0	0	0	0	0%
Itasca VC Partners VIII, LLP	0	0	0	0	0	0	0%
George J. Still, Jr.	0	0	0	0	0	0	0%
Promod Haque	0	0	0	0	0	0	0%
Robert B. Abbott	0	0	0	0	0	0	0%

Item 5(c).                   Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

Item 5(d).                 No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Persons.

Item 5(e).                   Not applicable.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                                   Materials to Be Filed as Exhibits.

Exhibit 1 — Agreement regarding filing of joint Schedule 13D.

Exhibit 2 — Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Occam Networks, Inc., Ocean Sub I, Inc., Ocean Sub II, LLC and Calix, Inc. (incorporated by reference to Exhibit 3 to the Issuer’s 13D filing on October 3, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2011	NORWEST VENTURE PARTNERS VIII, L.P.

BY: ITASCA VC PARTNERS VIII, LLP
ITS: GENERAL PARTNER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

February 28, 2011	NVP ENTREPRENEURS FUND VIII, L.P.

BY: ITASCA VC PARTNERS VIII, LLP
ITS: GENERAL PARTNER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

February 28, 2011	ITASCA VC PARTNERS VIII, LLP

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

February 28, 2011		By:	/s/ Kurt L. Betcher, as Attorney-in-fact
George J. Still, Jr.
	By:	Kurt L. Betcher, as Attorney-in-Fact

February 28, 2011		By:	/s/ Promod Haque
Promod Haque

February 28, 2011		By:	/s/ Robert B. Abbott
Robert B. Abbott

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

10

EXHIBIT 1

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of Occam Networks, Inc. is filed on behalf of each of the undersigned.

February 28, 2011	NORWEST VENTURE PARTNERS VIII, L.P.

BY: ITASCA VC PARTNERS VIII, LLP
ITS: GENERAL PARTNER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

February 28, 2011	NVP ENTREPRENEURS FUND VIII, L.P.

BY: ITASCA VC PARTNERS VIII, LLP
ITS: GENERAL PARTNER

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

February 28, 2011	ITASCA VC PARTNERS VIII, LLP

	By:	/s/ Kurt L. Betcher
Kurt L. Betcher, CFO

February 28, 2011		By:	/s/ Kurt L. Betcher, as Attorney-in-fact
George J. Still, Jr.
	By:	Kurt L. Betcher, as Attorney-in-Fact

February 28, 2011		By:	/s/ Promod Haque
Promod Haque

February 28, 2011		By:	/s/ Robert B. Abbott
Robert B. Abbott

EXHIBIT 2

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION